Exhibit 21.1

SUBSIDIARIES

Name	State or Jurisdiction of Organization
AOB Products Company	Missouri
Crimson Trace Corporation	Oregon

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of American Outdoor Brands, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.